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                      CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                             SEPTEMBER       SEPTEMBER
                                                1994            1993
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Earnings
  Net Income                                 $  733,685      $  641,861
  Federal Income Tax                            378,120         287,930
  Federal Income Tax Deferred                    54,560          77,580
  Investment Tax Credits Deferred               (10,180)        (12,730)
    Total Earnings Before
     Federal Income Tax                       1,156,185         994,641
  Fixed Charges*                                323,414         318,695

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,479,599      $1,313,336




*Fixed Charges


Interest on Long-Term Debt                   $  274,462      $  271,773
Amortization of Debt Discount,
  Premium and Expenses                           11,408           7,318
Interest Component of Rentals                    18,540          18,681
Other Interest                                   19,004          20,923

  Total Fixed Charges                        $  323,414      $  318,695


Ratio of Earnings to Fixed Charges                 4.57            4.12




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